EMPLOYMENT AGREEMENT

THIS AGREEMENT dated as of June 7, 2017

BETWEEN:

CONTACT GOLD CORP., a company continued into the State of Nevada pursuant to the Nevada Revised Statutes (the "NRS"), having an office at Suite 1400, 400 Burrard Street, Vancouver British Columbia, V6C 3A6 Canada

(the "Company")

OF THE FIRST PART

AND:

MATTHEW LENNOX-KING, an individual residing at 0000000000000000000

(the "Executive")

OF THE SECOND PART

WITNESSES THAT WHEREAS:

A. Contact Gold and its Affiliates (as defined below), carry on the business of mineral exploration and mineral property development; and

B. The Company wishes to employ the Executive and the Executive wishes to be employed on the terms set out herein; and

C. The Company believes it is in the best interests of the Company to make adequate provision for the Executive in the event of Change of Control (as defined below) leading to risk of possible termination of employment to secure the Executive's services and continuing service during any period of pending Change of Control.

NOW THEREFORE in consideration of the premises and mutual covenants herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by both parties, the parties hereby covenant and agree with each other as follows:

1. Employment

1.1 Effective Date and Term.  Executive's employment with Contact Gold shall commence on the date set out in Schedule "A" (the "Effective Date") and Schedule "A" is incorporated into and forms part of this Agreement. Executive's employment shall continue to be for an indefinite term, provided the employment of the Executive may be terminated by either party as expressly provided herein.

1.2 Position.  Contact Gold hereby agrees to employ the Executive, and the Executive agrees to serve the Company, in accordance with the terms of this Agreement in the positions shown in Schedule "A" hereto with the Company (the "Position").  The Executive shall perform the principal duties set out in Schedule "A", together with such other duties as the Company may assign from time to time.

1.3 Reporting.  The Executive shall report to and be directly responsible to the person or entity(s) set out in Schedule "A" or such other person or entity as the Company may designate from time to time in writing.

1.4 Attention and Effort and Other Activities.  The Executive hereby agrees to devote full business time and attention to the performance of the duties of the Position.  During Executive's employment with Contact Gold, Executive shall not engage in other employment or consulting or business activity in the State of Nevada without the advance written permission of the Board of Directors of Contact Gold (the "Board").  During employment with Contact Gold, Executive agrees not to hold a beneficial interest in, directly or indirectly, any mining or mineral exploration business that directly competes with Contact Gold without the prior written consent of the Board, not to be unreasonably withheld.  Such restriction shall not apply to:

(a) shareholdings in Contact Gold;

(b) holding less than 5% of the common stock of any other publicly-listed company;

(c) shareholdings in and offices or directorships in companies beneficially owned exclusively by the Executive or any member of the Executive's immediate family where such company(ies) do not hold investments or conduct businesses which, if undertaken directly by Executive, would breach this Section; or

(d) those investments, directorships and offices set out in Schedule "A" (collectively "Disclosed Investments and Offices") (if any).

1.5 Other Company Offices.  The Executive consents to serve as a director and/or officer of any or all of the legal entities that comprise the Company ("Affiliates", as defined in both the British Columbia Business Corporations Act and in the NRS), if called on to do so, and such consents shall remain valid as long as this Agreement remains in force.

The Company shall use reasonable efforts to ensure the Executive is nominated and/or elected a director of particular entities that comprise the Company, but the Executive understands that the Company does not control the election of directors of Contact Gold.

All such directorships or offices shall be without additional compensation unless otherwise agreed in writing.  Upon request of the Company in writing, the Executive shall resign from such Affiliate directorships and offices at any time and, if applicable, from any directorship of the Company on termination of employment.  Contact Gold is authorized as Executive's attorney-in-fact for the purposes of any such requested resignation should Executive fail to deliver a written resignation when requested to do so.

Location of Performance of Work.  The Executive shall work primarily from offices maintained by the Company from time to time, including at the location shown in Schedule "A".  The Executive will also be expected to travel to, and perform the duties at, such other locations as may be determined by Company from time to time, including visits to the Company's actual or proposed properties in the United States of America ("U.S.") and elsewhere and such locations at which Company investors and investment industry advisors carry on business.

The Executive will seek to limit the amount of time he spends in the U.S. in any given year to less than 5% of his total working time, and with the help of the Company will maintain records relating to his time in the U.S. in any given year.

The Executive warrants and represents and covenants that Executive holds and will maintain during employment a valid Canadian passport. Executive warrants and represents that, to Executive's knowledge, Executive is not disqualified from travelling to the U.S., or the European Union as a business visitor.  Contact Gold will assist the Executive to obtain any visas or work permits Executive may require to carry out Executive's duties outside Canada.

2. COMPENSATION

2.1 Annual Salary.  Contact Gold agrees to pay the Executive the salary in the amount specified on Schedule "A" ("Annual Salary"), payable by semi-monthly instalments. The Board shall meet with the Executive annually to evaluate the Executive's job performance and review the Base Salary. The Company will review the Annual Salary annually during the term of this Agreement.

2.2 Benefits.  The Executive shall be entitled to participate in all employee benefit programs offered to senior managers of Contact Gold from time to time (the "Benefits"), including, without limiting the generality of the foregoing, those summarized in Schedule "A".  All insured benefits are subject to the terms and conditions of the applicable policies.  The Executive agrees that the Company may cancel, substitute or modify the Benefits or their terms and conditions and the cost-sharing with Executive without advance notice.

2.3 Bonus.  The Company shall provide bonus opportunities or pay discretionary bonuses on such terms as the Board may determine in its sole discretion from time to time ("Bonus"). The anticipated parameters of the initial Bonus are set out in Schedule "A".  Bonus earned for the current fiscal year will be pro-rated for the portion of the year worked by the Executive.  The Company shall be entitled to amend or replace any such Bonus or the goals, milestones, targets and other terms of such Bonus from year to year in its sole discretion.  In the event the Executive gives or receives notice of termination of employment, all entitlement to receive any further Bonuses shall cease effective on the date such notice is delivered, except for any Bonus amounts payable in accordance with article 4. All Bonuses shall be paid in the fiscal year following the fiscal year to which they relate.

2.4 Stock Option Grants.  On June 13, 2017, or as soon as the Company is able to thereafter, in compliance with applicable law, Executive shall receive an initial stock option grant for common shares of as Contact Gold, of in the amount and terms outlined in Schedule "A".  The Executive will be eligible for such further option grants in such amounts and on such terms as the Board determines from time to time in its sole discretion.  All grants are subject to the terms of the Contact Gold Omnibus Stock and Incentive (Option) Plan ("SOP"), as amended from time to time and any applicable Stock Option Agreement, except to the extent otherwise provided in this Agreement.  Executive acknowledges receipt of a copy of the SOP. For greater certainty, Executive understands being bound by the SOP provisions under which vesting ends and right to exercise vested options becomes time limited on giving or receiving notice of termination of employment, subject to any contrary provisions of this Agreement.

2.5 Vacation.  The Executive shall be entitled to take vacation during each calendar year at such time or times as shall be agreed between the Executive and Contact Gold, for the number of weeks specified in Schedule "A", pro-rated for part years.

The Executive shall make efforts to take all vacation in the year it is earned.  Vacation can be carried forward for up to one year, but if not used in the following year, it must be paid out

2.6 Additional Perquisites.  Contact Gold shall provide such additional perquisites as may be set out in Schedule "A" (the "Additional Perquisites").

2.7 Expenses.  The Executive shall be reimbursed by the Company for all out-of-pocket expenses actually, necessarily and properly incurred by the Executive in the discharge of duties for the Company.  The Executive agrees that such reimbursements shall be due only after the Executive has rendered an itemized expense account, together with receipts where applicable, showing all monies actually expended on behalf of the Company and such other information as may be required and requested by the Company.  The Company shall pay all reasonable costs incurred by the Executive to maintain membership in good standing of any professional association or body which is necessary to perform the Executive's duties for the Company.

2.8 Statutory Deductions and Taxes.  Contact Gold will be entitled to withhold from any compensation, benefits or amounts payable under this Agreement all applicable federal or provincial taxes and other statutory deductions as may be required from time to time pursuant to any law or governmental regulation or ruling.

3. Additional Obligations OF the Executive

3.1 Restrictions on Competition.  During the term of employment and for a period of 12 months following the cessation of the Executive's employment for any reason, the Executive will not, without the written consent of Contact Gold, directly or indirectly:

(a) own or have any interest in; or

(b) act as an officer, director, agent, consultant, partner, investor or employee of, any person, firm, partnership, corporation or other entity which has an interest in any mineral property located within 10 kilometres of the perimeter of any mineral property in which the Company or any of its Affiliates holds an interest or in which, at the material time, the Company is actively considering acquiring an interest, in either case determined prior to the cessation of the Executive's employment.  These restrictions shall not apply to:

i. holding less than 5% of the common stock of any publicly-listed company;

ii. shareholdings in and offices or directorships in companies beneficially owned exclusively by the Executive or any member of the Executive's immediate family where such company(ies) do not hold investments or conduct businesses which, if undertaken directly by Executive, would breach this Section; or

iii. any Disclosed Investments and Offices.

3.2 Confidentiality.  The Executive will not, at any time, or in any manner, during the term of this Agreement and thereafter divulge any of the confidential information or secrets of the Company, including, without limitation, information about mineral properties being explored and developed by the Company or considered for acquisition by the Company, maps, drill logs, core tests, reports, surveys, assays, analyses, production reports, and all technical, accounting and financial information of the Company (collectively, the "Confidential Information") to any person or persons, without the previous consent in writing of the Board, except as reasonably necessary to perform the Executive's duties under this Agreement or as may be requiredby a court, applicable laws and regulations or the policies of any stock exchange on which the Company's shares are then listed.  During the term of this Agreement and thereafter, the Executive shall not use or attempt to use any Confidential Information which the Executive may acquire in the course of performing the Executive's duties under this Agreement for the Executive's own benefit or that of any other person, directly or indirectly.  The parties agree that the obligations under this section do not apply to information that, other than by reason of a breach of this section, (a) is or becomes part of the public domain, including through the issuance by the Company of press releases or other public disclosure by the Company, (b) is or was known by the Executive other than in the capacity as an employee, director or officer of the Company or its Affiliates (the onus of proving which lies with the Executive) or (c) was rightfully received by the Executive other than in the capacity as an employee, director or officer of the Company or its Affiliates from a third party without any obligation of confidentiality.

3.3 Business Opportunities, Inventions etc.  During the term of employment, the Executive agrees to: (a) communicate as soon as reasonably possible to the Company all business opportunities in the State of Nevada of which Executive has knowledge by reason of Executive's role as director or employee of the Company or otherwise in the course of the Company's business (including its Affiliates), and (b) deliver to and assign ownership to the Company of all business opportunities, inventions, copyrightable works and improvements in the nature of the business of the Company which, in the course of the performance of duties hereunder, the Executive may conceive, make or discover, become aware directly or indirectly or have presented to the Executive, in each case relating to the Company's business and operations, and such business opportunities, inventions, and improvements shall become the exclusive property of the Company without any obligation on the part of the Company to make any payment for the same.

These restrictions shall not apply to business opportunities in the resource sector of which the Executive has knowledge, or gains knowledge, by reason of Executive's role with any Disclosed Offices.

3.4 Share Ownership.  The Executive shall advise the Board in writing prior to disposing of any securities of Contact Gold.

4. TERMINATION

4.1 Resignation by the Executive.  The Executive may resign employment by giving Contact Gold the amount of written notice (the end date of which is the "Resignation Effective Date") set out in Schedule "A", in which event the Executive shall not be entitled to any severance payment but shall be entitled to receive all Annual Salary earned to the date of cessation of employment, together with any outstanding earned but untaken vacation pay, reimbursement of any final expenses and any Bonus for which Executive has satisfied all conditions of entitlement on or before the last day of the Executive's employment, including, in the case of an annual bonus, having worked through the end of the year prior to giving resignation notice (collectively, "Final Wages").  The Company may, at its option, terminate Executive's employment prior to the end of such resignation notice period, in which case, Contact Gold shall only be liable to pay the Executive Annual Salary on regular paydays through to the end of the resignation period, to continue Benefits other than disability and other coverages which cannot be extended to former employees over such period, and to pay any Bonus for which all conditions of entitlement have or occurred on or before the last day of active employment set by the Company, including, in the case of an annual bonus, having worked through the end of the year prior to giving resignation notice. For greater certainty, the Resignation Effective Date shall be the date on which the Executive's ceases employment with Contact Gold.

Notwithstanding any other plan or agreement, on such resignation:

a) vesting of any options, restricted share units or restricted shares (together, and individually "Equity Remuneration") held by the Executive will continue to the date which is three (3) months from the end of the Resignation Effective Date in accordance with the terms of the grants, at which time all further vesting shall cease and any unvested Equity Remuneration shall be cancelled; and

b) Equity Remuneration vested as of the Resignation Effective Date, and those vesting pursuant to 4.1(a), shall remain open for exercise until the earlier of (i) the date that is three (3) months following the Resignation Effective Date, and (ii) the expiry date of the Equity Remuneration, subject to the terms of the SOP, Restricted Share Unit Plan or other relevant compensatory plan, at which time all Equity Remuneration shall be cancelled.

4.2 Termination Without Cause and Resignation for Good Cause.  Contact Gold may terminate the employment of the Executive without just cause at any time by notice in writing stating the last day of employment (the "Termination Date"), and the Executive may terminate this Agreement and Executive's employment on two (2) weeks' notice (the end of such notice also being the "Termination Date") for Good Cause (as defined below), in which case Contact Gold shall be obligated to provide the Executive with the compensation set out below (the "Severance").  The lump sum portions of the Severance shall be payable within seven (7) business days following the earlier of (a) the Termination Date, or (b) the date at which Annual Bonus amounts are paid to active employees.  The Severance shall consist of the following:

(a) the Final Wages, except that in respect of Bonus, Contact Gold shall only pay such Bonus for which Executive has satisfied all conditions of entitlement by the Termination Date including, in the case of an annual bonus, having worked through the end of the year prior to receiving or giving notice of termination under this Section (the "Termination Final Wages");

(b) an additional lump sum amount equivalent to the percentage of the Executive's then Annual Salary set out in Schedule "A" (the "Severance Period");

(c) Contact Gold shall continue at its cost the Benefits then in effect for the Executive, other than disability insurance and other coverages which cannot be extended to former employees, until the earlier of the end of the Severance Period or the Executive obtaining alternate coverage (of which prompt written notice must be given to Contact Gold), subject to agreement of the insurer which Contact Gold will take reasonable steps to procure; and

(d) Notwithstanding any other plan or agreement:

i. vesting of any Equity Remuneration held by the Executive will continue to the date which is six (6) months after the Termination Date ("Final Vesting Date"), at which time all further vesting shall cease and any unvested Equity Remuneration shall be cancelled; and

ii. Equity Remuneration vested as of the Termination Date and those vesting in the period between the Termination Date and the Final Vesting Date shall remain open for exercise until the earlier of their expiry or the Final Vesting Date.

4.3 Termination for Cause.  Contact Gold may at any time terminate the engagement of the Executive and this Agreement for just cause.  In such event, the Executive shall not be entitled to any compensation or notice, but shall be entitled to receive Final Wages. Effective on the date of such termination for just cause, all unexercised Equity Remuneration shall be forfeited.

4.4 Termination After a Change of Control.  In lieu of the Severance and rights under section 4.2, in the event:

(a) the Executive elects to resign under this section 4.4 for "Good Cause" (as defined below) with two (2) weeks' advance written notice; or

(b) Contact Gold terminates the Executive's employment without just cause, within 12 months after a Change of Control, then, on the seventh (7th) business day following the earlier of the last day of the specified notice of resignation or the date on which Contact Gold terminates actual employment duties (the "COC Termination Date"), Contact Gold shall provide the Executive with compensation set out below (the "COC Severance").

The lump sum portions of the COC Severance shall be payable within seven (7) business days following the COC Termination Date.  The COC Severance shall consist of the following:

(a) the Termination Final Wages;

(b) an additional lump sum amount equivalent to the number of months of the Executive's then Annual Salary set out in Schedule "A" (the "COC Severance Period");

(c) an additional lump sum equal to two times the "Average Bonus Amount", defined as the average amount of cash Bonus awarded to the Executive during the 24 months preceding the Termination Date divided by two, provided that, if the Executive shall have been employed less than 24 months at the Termination Date, the Average Bonus Amount shall be equal to the aggregate cash Bonus awarded to the Executive in the period of employment preceding the Termination Date;

(d) Contact Gold shall continue at its cost the Benefits then in effect for the Executive, other than disability insurance and other coverages which cannot be extended to former employees, until the earlier of the end of the COC Severance Period or the Executive obtaining alternate coverage (of which prompt written notice must be given to Contact Gold), subject to agreement of the insurer which Contact Gold will take reasonable steps to procure; and

(e) Notwithstanding any other plan or agreement all Equity Remuneration held by the Executive shall vest immediately as of the Termination Date and shall remain open for exercise until the earlier of their expiry or 18 months from the Termination Date.

4.5 Change of Control Defined:  For all purposes of this Agreement, "Change of Control" means:

(a) the acquisition, beneficially, directly or indirectly, by any person or group of persons acting jointly or in concert, within the meaning of Multilateral Instrument 62-104, Takeover Bids and Issuer Bids (or any successor instrument thereto), of common shares of Contact Gold which, when added to all other common shares of Contact Gold at the time held beneficially, directly or indirectly by such person or persons acting jointly or in concert, totals for the first time more than 50% of the outstanding common shares of Contact Gold; or

(b) the removal, by extraordinary resolution of the shareholders of Contact Gold, of more than 51% of the then incumbent directors of Contact Gold, or the election of a majority of directors to the Board who were not nominees of the incumbent board of Contact Gold at the time immediately preceding such election; or

(c) the consummation of a sale of all or substantially all of the assets of Contact Gold, or the consummation of a reorganization, merger or other transaction which has substantially the same effect; or

(d) a merger, consolidation, plan of arrangement or reorganization of Contact Gold that results in the beneficial, direct or indirect transfer of more than 50% of the total voting power of Contact Gold's outstanding securities to a person, or group of persons acting jointly and in concert, who are different from the person that have, beneficially, directly or indirectly, more than 50% of the total voting power prior to such transaction; or

(e) any decrease in the Executive's Annual Salary, vacation, or other form of remuneration; or

(f) any action or event that would constitute a constructive dismissal of the Executive at common law.

4.6 Good Cause Defined:  As used herein, "Good Cause" means the occurrence of one of the following events without the Executive's written consent:

(a) upon the material breach of any material term of this Agreement by the Company;

(b) any reduction by the Company in the Executive's then-current Annual Salary;

(c) any material reduction in Executive's duties, position (as set out in Schedule A) or reporting; or

(d) relocation of the Executive's Company office location more than 50 kilometres,

if such occurrence has not been remedied to the reasonable satisfaction of the Executive within 14 days after written notice of such occurrence has been delivered by the Executive to Contact Gold.

4.7 Incapacity.  Notwithstanding any other plan or written agreement, in the event the Executive is unable to perform substantially all of Executive's employment duties for a period of nine months or more or for periods collectively exceeding nine months in any 12-month period, Contact Gold may, at its option, terminate this Agreement without cause and without advance notice or compensation.  The Executive shall remain eligible for any disability benefits for which Executive may qualify.  The Executive acknowledges that the foregoing represents reasonable accommodation by the Company of any disability causing such incapacity in view of Executive's critical role with the Company.

4.8 Contents of Notice of Termination.  Any termination by the Company of the engagement of the Executive shall be communicated by written notice of termination which cites the specific termination provision of this Agreement under which such notice is given and which, in the case of a notice of termination for cause under section 4.3, sets forth in reasonable detail the facts and circumstances claimed to provide a basis for such termination of the engagement of the Executive.  No purported termination by the Company of the engagement of the Executive shall be effective without a written notice of termination which complies with this section.

4.9 No Mitigation.  The Executive shall not be required to mitigate the amount of any payments provided for under any paragraph of this article 4 by seeking other engagement or otherwise, nor shall the amount of any payment provided for in this section be reduced by any compensation earned by the Executive as the result of employment by another employer after the date of termination, or otherwise.

4.10 Return of Property.  On the cessation of employment for any reason, the Executive agrees to return to the Company all property and information of the Company, including Confidential Information, which is in the Executive's possession or control.  Notwithstanding the foregoing, if such materials are in electronic form on non-removable media, the Executive will transmit a copy thereof to the Company and thereafter delete all Confidential Information from all personal electronic devices or media using commercially reasonable means.

4.11 Right to Deduct.  Contact Gold shall have the right to offset any money properly due by the Executive to the Company against any amounts payable by the Company to the Executive under this Agreement to the extent permissible by law.

5. SUCCESSORS OR ASSIGNS

5.1 Successors.  This Agreement shall enure to the benefit of, and be binding upon and shall be enforceable by, Contact Gold and the successors and permitted assigns of the Company.  Contact Gold will require any successor (whether direct or indirect, by purchase, amalgamation, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company to assume liability, jointly and severally with the Company, for the performance by Contact Gold of its obligations under this Agreement and, unless such obligation arise by operation of law, the Company shall cause any successor to execute and deliver all such documents necessary to give effect to the foregoing.  Failure of the Company to obtain such agreement prior to the effectiveness of any such succession shall be a breach of this Agreement and in addition to all other remedies available to the Executive, the Executive shall be entitled to deliver a notice of resignation under section 4.4 at any time within the twelve month period following such succession and to receive the payments and to exercise the rights in such section accordingly.

5.2 Assignment.  The Company may not assign this Agreement without the Executive's prior written consent.  Notwithstanding the foregoing, Contact Gold shall be entitled to assign this Agreement without the Executive's consent to any Affiliate of the Company on written notice to the Executive, provided there is no material change to the Executive's terms of employment.  The Affiliate shall assume liability, jointly and severally with Contact Gold unities, for the performance by Contact Gold of its obligations under this Agreement.  Contact Gold shall remain jointly and severally liable to the Executive with such Affiliate.

5.3 Benefit Binding.  This Agreement shall enure to the benefit of, shall be binding upon, and shall be enforceable by the Executive's legal representatives, successors and assigns.  If the Executive dies while any amounts are still payable to the Executive under this Agreement all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to such successors, assigns and legal representatives.

6. MISCELLANEOUS

6.1 Indemnity. To the extent that it is lawfully able to do so, the Company agrees to indemnify and hold harmless the Executive from and against any losses, costs, claims and liabilities which the Executive may suffer or incur by reason of any matter or thing which the Executive may properly do or have done or cause to be done as an employee, officer or director of the Company, including in respect of all costs, charges and expenses (including any amounts paid to settle any actions or satisfy any judgment) reasonably incurred by the Executive in respect of any civil, criminal or administrative action or proceeding to which Executive is made a party by reason of being or having been an employee, director or officer of the Company if:

(a) the Executive acted honestly and in good faith with a view to the best interests of the Company; and

(b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the Executive had reasonable grounds for believing that Executive's conduct was lawful.

6.2 Time.  Time shall be of the essence of this Agreement.

6.3 Applicable Laws and Forum.  This Agreement and the engagement of the Executive shall be governed, interpreted, construed and enforced according to the laws of the State of Nevada, without reference to their conflict of laws principles.  The parties agree that any proceeding arising out of this Agreement or the Executive's employment with Contact Gold shall be brought exclusively in the courts of the State of Nevada.  Notwithstanding the foregoing, the Company may enforce any post-employment obligation of the Executive under this Agreement in any court of competent jurisdiction.

6.4 Entire Agreement.  This Agreement represents the entire Agreement between the Executive and Contact Gold concerning the subject matter hereof and supersedes any previous oral or written communications, representations, understandings or agreements with Contact Gold or any officer or agent thereof.  This Agreement may only be amended or modified in writing signed by the parties or by the party liable for any increased liability.

6.5 Notices.  Any notice, acceptance or other document required or permitted hereunder shall be considered and deemed to have been duly given if delivered by hand or mailed by postage prepaid and addressed to the party for whom it is intended at the party's address above or to such other address as the party may specify in writing to the other and shall be deemed to have been received if delivered, on the date of delivery, and if mailed as aforesaid, then, if sent and to be delivered within Canada, on the third business day following the date of mailing thereof or, if sent from or to a location outside Canada, on the fifth business day, provided that if there shall be at the time of mailing or within the applicable period for deemed delivery thereof a strike, slowdown or other labour dispute which might affect delivery of notice by the mails, then the notice shall only be effective if actually delivered.

6.6 Waiver.  The waiver by the Executive or by Contact Gold of a breach of any provision of this Agreement by the Company or by the Executive shall not operate or be construed as a waiver of any subsequent breach by the Company or by the Executive.

6.7 Rights and Remedies.  The rights and remedies of the parties under this Agreement are cumulative and in addition to and not in substitution for any rights or remedies provided by law and in equity.  Any single or partial exercise by any party hereto of any right or remedy for default or breach of any term, covenant or condition of this Agreement does not waive, alter, affect or prejudice any other right or remedy to which such party may be lawfully entitled for the same default or breach.

6.8 Enforcement of Certain Clauses.  In the event any provision of this Agreement is determined to be void or unenforceable for any reason, such portion shall be severed and such invalidity shall not affect the balance of the terms of this Agreement.  The Executive's obligations under this Agreement following cessation of employment shall remain in effect notwithstanding any alleged or actual breach by the Company of any obligations to the Executive.

6.9 Further Assurances.  Each of the parties hereto shall from time to time at the request of any of the other parties hereto and without further consideration, execute and deliver all such other additional assignments, transfers, instruments, notices, releases and other documents and shall do all such other acts and things as may be necessary or desirable to assure more fully the consummation of the transactions contemplated hereby.

6.10 Interpretation.  Unless otherwise indicated, all dollar amounts referred to in this Agreement are in lawful money of Canada.  Headings are included in this Agreement for convenience of reference only and do not form part of this Agreement.  Except as the context requires, the word "including" is not meant to be limiting (whether or not used with phrases such as "without limitation" or "but not limited to") and the word "or" is not meant to imply an exclusive relationship between the matters being connected.

6.11 US Tax Provisions.  The following provisions shall apply with respect to amounts herein that are subject to taxation in the United States.

(a) This Agreement is intended to comply with or be exempt from Section 409A of the Internal Revenue Code of 1986, as amended ("Section 409A") and shall be construed accordingly. It is the intention of the parties that payments or benefits payable under this Agreement not be subject to the additional tax or interest imposed pursuant to Section 409A.  To the extent such potential payments or benefits are or could become subject to Section 409A, the parties shall cooperate to amend this Agreement with the goal of giving Executive the economic benefits described herein in a manner that does not result in such tax or interest being imposed.  However, in no event shall the Company be liable to Executive for any taxes, interest, or penalties due as a result of the application of Section 409A to any payments or benefits provided hereunder.

(b) Each payment provided for in this Agreement shall, to the extent permissible under Section 409A, be deemed a separate payment for purposes of Section 409A, and any payment to be made in installments shall be treated as a series of separate payments.

(c) Payments or benefits pursuant to this Agreement shall be treated as exempt from Section 409A to the maximum extent possible under Treasury Regulation Section 1.409A-1(b)(4) and 1.409A-1(b)(9)(v), and/or under any other exemption that may be applicable, and this Agreement shall be construed accordingly.  For purposes of this Agreement, phrases such as "Termination Date" and "COC Termination Date" shall, when referring to the timing of payments, refer to Executive's "separation from service," as defined for purposes of Section 409A.

(d) All taxable expenses or other reimbursements or in-kind benefits under this Agreement shall be made on or prior to the last day of the taxable year following the taxable year in which such expenses were incurred by Executive.  Any such taxable reimbursement or any taxable in-kind benefits provided in one calendar year shall not affect the expenses eligible for reimbursement or in-kind benefits to be provided in any other taxable year.

(e) Employee shall have no right to designate the date of any payment hereunder.

(f) Anything to the contrary herein notwithstanding, if you are determined to be a "specified employee" under Section 409A as of your separation from service, then, to the extent required by Section 409A, payments due under this Agreement that are determined to be deferred compensation shall be subject to a six-month delay following your separation from service; and all delayed payments shall be accumulated and paid in a single lump sum payment as of the first day of the seventh month following your separation from service date (or if earlier, your date of death).  Any portion of the benefits hereunder that were not otherwise due to be paid during the six-month period following your termination shall be paid in accordance with their original payment schedule.

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Counterparts.  This Agreement may be executed in two or more counterparts, including by way of facsimile or other electronic transmission, each of which will be deemed an original, and all of which together will constitute one and the same instrument.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.

The Corporate Seal of CONTACT GOLD CORP. was hereunto affixed in the presence of: "signed" Authorized Signatory "signed" Authorized Signatory	) ) ) ) ) c/s ) ) ) )

SIGNED, SEALED AND DELIVERED Matthew Lennox-King in the presence of: "signed" Witness Signature Name (print) Address Occupation	) ) ) ) ) Per: "signed" ) MATTHEW LENNOX-KING ) ) ) ) ) ) ) )

Schedule "A"

To Executive Employment Agreement of MATTHEW LENNOX-KING

Section & Provision
1.1 Effective Date	as mutually agreed by the Company and Executive
1.2 Positions	President and CEO
1.2 Principal Duties	See Schedule "B"
1.3 Reporting	Board of Directors or its designate
1.4 Disclosed Investments and Offices	Director with BCM Resources Corporation
1.6 Office Location	Suite 1400 - 400 Burrard Street, Vancouver, BC, Canada V6C 3A6
2.1 Annual Salary	C$250,000
2.2 Benefits

payment of MSP premiums; life insurance coverage of $500,000, AD&D, short and long-term disability insurance and extended medical and dental plans.

Kidnap and Ransom and SOS (emergency medical outside Canada) insurance shall also be maintained should the Executive be required to travel outside of Canada, the United States or countries in Western Europe, but is subject to availability at reasonable cost

2.3 Bonus	Target annual Bonus earnings if all objectives are met to be 60% of Annual Salary
2.4 Initial Stock Option Grant

500,000 options at a strike price calculated as of the date of grant in accordance with applicable securities laws, to vest 1/3 on each of the first, second and third anniversaries of the Effective Date.

2.5 Annual Vacation Entitlement	20 days

2.7 Additional Perquisites

Cellular Smart Phone:  The Company shall provide the Executive with a cellular smart phone and data SIM card, and shall pay all costs related to such device.

Laptop/Tablet Computer:  The Company shall provide the Executive with a laptop/tablet.

Travel Points:  The Executive shall be entitled to all travel points earned for travel by the Executive in the performance of employment duties.

Parking: At the Executive's request, the Company shall provide the Executive with a reserved parking spot during the term of his employment.

To a maximum of $600 per 12-month period, the Company shall reimburse fees paid for by the Executive in connection with recreational, sports or fitness facilities.

4.1 Resignation Notice	6 weeks
4.2 Months of Salary on Without Cause Compensation ("Severance Period")

12 months in the event the Termination Date shall be greater than 12 months following the Effective Date.

6 months in the event the in the event the Termination Date shall be less than 12 months following the Effective Date.

4.4 COC Months of Salary ("COC Severance Period")	24 months

Schedule "B" Principal Duties

Position Description

The CEO shall have responsibility for providing strategic leadership and vision to the Company by working with the Board of Directors and the senior management team to establish, implement and over-see the long-range goals, strategies, plans and policies of the Company, subject to the direction and oversight of the Board of Directors. The CEO shall have responsibility for creating value for the Company's shareholders over the long term while ensuring that the Company's critical short term performance goals are met and are met in a way that optimizes the Company's ability to create value over the long term.

Responsibilities

The CEO will be responsible for all facets of the Company's business; including:

  Partner with the Board and senior management to set company objectives and create the strategic plan; establishing both annual and long-term operation and capital plans with the design to create shareholder value.
  Direct and oversee the implementation of the Company's strategic plan, with routine review as required through:
    Active promotion of the Company's strategic vision throughout the organization;
    Implementing robust strategic and operational planning and reporting processes;
    Continuously evaluating industry trends and events that may affect strategy;
    Creating a corporate structure designed to best implement strategic action plan; and
    Managing and integrating business units as appropriate.
  Act as the chief spokesperson for the Company; creating and maintaining positive relationships between the Company and its employees, shareholders, regulatory officials and community stakeholders.
  Effectively build confidence from the Board, ensuring they are properly briefed on all relevant matters and partner with them to ensure strategic decisions are implemented.
  Act as a conduit between the major shareholders and the Board, ensuring constant open communication.
  Work with the Board Chair to coordinate Board meeting schedules and prepare all required materials; providing the Board with all necessary materials so they may perform their fiduciary duty.
  Build effective relationships with key executives and operational staff; and provide oversight of day-to-day activities of the business; ensuring operational and financial milestones are met, with the requisite controls and audits in place to safeguard performance, and with the ability to amend where required, with the objective of maximizing profitability and growth.
  Ensure that resources and processes are implemented and maintained, and are effective in providing accurate and comprehensive evaluative information, including the development of operating protocols, sustainability practices and community engagement, while respecting and adhering to all local customs, laws, rules and regulations.
  Act as the primary lead for all company marketing efforts; playing an active role in marketing for new shareholders, as well as communicating with existing investors, analysts and investment banks, raising the corporate profile and capital, if required.
  Maintain an effective organizational structure and systematically plan for the development, retention and continuity of a talented senior executive team capable of achieving long-term sustainable growth. Among other things:

  Develop a management review process to provide assurance to the Board that effective succession plans are in place;
  Select and manage the appointment and, where necessary, the replacement of senior management;

  Ensure that senior management, whether or not reporting directly to the CEO have clear roles aligned with the Company's strategic vision and that senior management has the requisite skills to anticipate and address any requirements necessary to deliver upon strategic objectives; and
  Establish the conditions, policies, opportunities and compensation structures to attract and retain highly capable people throughout the organization.
  Ensure that appropriate key performance metrics and assessments are established for the senior leadership team and employees, and monitor performance against those objectives.
  Together with the Chief Financial Officer and other senior management, as appropriate, establish, maintain and ensure the implementation of the Company's disclosure controls and procedures, internal controls over financial reporting, and processes for the certification of the public disclosure documents required under applicable legislation, regulatory requirements and policies of the Canadian Securities Administrators concerning such reporting and disclosure.
  Set the tone for the organization; leading by example and acting beyond reproach, so that all employees, consultants and contractors enact the same. Work to create a positive company culture where all employees are engaged and committed to creating a safe, efficient, thoughtful and profitable business.
  Maintain a visible presence within the mining and minerals sector to ensure that the Company may capitalize on future prospective opportunities.